Exhibit 99.19

LAKE SHORE GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)
(Unaudited)

As at	September 30, 2010	December 31, 2009

Assets
Current
Cash and cash equivalents	$126,053	$132,920
Exploration advances and other receivables note 3	3,854	3,810
	129,907	136,730

Available-for-sale investments and warrant investments note 3	3,299	492
Equity investments note 6	4,273	653
Restricted cash note 4	4,883	4,766
Property, plant and equipment (net of accumulated amortization) note 7	46,633	28,723
Resource properties and deferred exploration notes 5 and 8	926,228	849,193
	$1,115,223	$1,020,557
Liabilities
Current
Accounts payable and accrued liabilities	$22,443	$19,352
Current portion of capital lease obligations note 9	5,545	3,119
	27,988	22,471

Capital lease obligations note 9	9,938	5,764
Asset retirement obligations note 10	1,857	1,728
Future income tax liabilities notes 5 and 11	147,144	152,975
	158,939	160,467
Shareholders’ Equity
Share capital note 12(b)	931,556	827,795
Contributed surplus note 12(e)	20,040	25,940

Accumulated other comprehensive income note 12(h)	214	26
Deficit	(23,514)	(16,142)
	(23,300)	(16,116)
	928,296	837,619
	$1,115,223	$1,020,557

Commitments notes 11 and 12

Subsequent events notes 4, 6 and 16

See accompanying notes to consolidated financial statements

Approved by the Board

[signed by Alan Moon]	[signed by Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Expenses
Corporate costs note 12(d)	$2,184	$1,885	$6,752	$4,865
General exploration note 12(d)	172	124	669	502
Shareholder information	92	132	353	341
Travel	118	200	385	455
Legal and accounting	249	67	648	253
Net loss on equity investments note 6	62	—	131	—
Write-off / loss on sale of resource properties and deferred
exploration notes 6 and 8	597	40	1,068	210
Depreciation of property, plant and equipment	49	50	147	170
Accretion of asset retirement obligations note 10	43	37	129	110
Foreign exhange loss note 11	616	—	616	—
Loss before the undernoted	$(4,182)	(2,535)	$(10,898)	(6,906)

Interest expense	(17)	(7)	(157)	(53)
Interest and other income	421	63	705	291
Unrealised gain on warrant investments at fair value note 3	1,385	—	1,476	—
Loss before income taxes	$(2,393)	(2,479)	$(8,874)	(6,668)

Recovery of income taxes	113	593	1,525	1,602
Net loss for the period	$(2,280)	$(1,886)	$(7,349)	$(5,066)
Deficit, beginning of period	(21,234)	(21,457)	(16,142)	(18,277)
Loss on issuance of treasury shares note 12 (b)	—	—	(23)	—
Deficit, end of period	$(23,514)	$(23,343)	$(23,514)	$(23,343)
Net loss per share - basic and diluted note 12(g)	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Weighted-average number of shares outstanding (000’s)	356,378	213,424	350,830	204,250

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net loss for the period	$(2,280)	$(1,886)	$(7,349)	$(5,066)
Other comprehensive loss:
Unrealized gain on available-for-sale investments, net of tax	205	—	188	—
Comprehensive loss for the period	$(2,075)	$(1,886)	$(7,161)	$(5,066)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Operating Activities
Net loss for the period	$(2,280)	$(1,886)	$(7,349)	$(5,066)
Recovery of income taxes	(113)	(595)	(1,525)	(1,602)
Stock-based compensation	679	339	2,059	939
Foreign exhange loss	616	—	616	—
Shares issued for services	—	—	65	—
Write-off / loss on sale of resource properties and deferred exploration	597	40	1,068	210
Net loss on equity investments	62	—	131	—
Gain on equipment sale note 7	(269)	—	(269)	—
Unrealised gain on warrants investments at fair value	(1,385)	—	(1,476)	—
Depreciation of property, plant and equipment	49	50	147	170
Accretion of asset retirement obligations	43	37	129	110
	$(2,001)	(2,015)	$(6,404)	(5,239)
Change in non-cash operating working capital items:
Decrease in exploration advances and other receivables	(445)	(2,318)	(1,192)	(1,775)
Increase (decrease) in accounts payable and accrued liabilities	927	(3,680)	1,207	(626)
Cash used in operating activities	$(1,519)	(8,013)	$(6,389)	(7,640)

Investing Activities
Restricted cash	—	—	(117)	(206)
Investment in public companies notes 3 and 6	(125)	—	(625)	—
Proceeds from equipment sale note 7	269	—	269	—
Additions to property, plant and equipment	(3,344)	(1,340)	(10,932)	(4,195)

Resource properties and deferred exploration expenditures	(22,834)	(16,658)	(78,635)	(62,780)

Cash used in investing activities	(26,034)	(17,998)	(90,040)	(67,181)

Financing Activities
Proceeds from public offering / private placement (net of share issue costs)	83,334	—	90,486	57,003
Exercise of stock options and warrants	2,019	244	3,855	1,157
Payment of capital lease obligations	(1,676)	(2,107)	(4,779)	(2,708)
Cash provided by (used in) financing activities	83,677	(1,863)	89,562	55,452
Increase (decrease) in cash and cash equivalents during the period	$56,124	(27,874)	$(6,867)	(19,370)
Cash and cash equivalents at beginning of period	$69,929	93,823	$132,920	85,319
Cash and cash equivalents at end of period	$126,053	$65,949	$126,053	$65,949

Supplemental cash flow information note 14

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2009. These interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles and accordingly should be read in conjunction with the 2009 annual consolidated financial statements and the notes thereto.

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is engaged in the exploration and development of gold properties in Northern Ontario and Quebec. The Company has identified economically recoverable reserves on one of its properties which is in the advanced exploration stage and has not determined whether the other exploration properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for resource properties and deferred exploration is dependent upon the discovery of economically recoverable reserves on the other exploration properties and on attaining future profitable production from its advanced exploration property.

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. Management is of the opinion that additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course. However, there is no assurance it will be able to raise funds in the future.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The Company has developed a plan for IFRS convergence and the implementation process is ongoing. The Company has selected the IFRS 1 exemptions to use in the implementation; detailed analysis of the differences between IFRS and the Company’s accounting policies is in progress. Training for key employees will continue throughout the implementation. The Company estimates the most significant differences would be in resource properties and future income taxes, share capital and opening deficit at January 1, 2010.

3. FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at September 30, 2010 and December 31, 2009 are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

	September 30, 2010	December 31, 2009
Financial Assets
Held-for-trading, measured at fair value*
Cash and cash equivalents	$126,053	$132,920
Restricted cash	4,883	4,766
Warrant investments**	2,650	$247
	$133,586	$137,933

Loans and receivable, measured at amortized cost
Exploration advances and other receivables	$3,854	$3,810

Available-for-sale, measured at fair value
Investments in public companies**	$649	$245

Financial Liabilities
Other liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$22,443	$19,352

*  The above were designated as held for trading upon initial recognition

**  Total available for sale investments and warrant investments at September 30, 2010 are $3,299 (December 31, 2009 - $492)

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	September 30, 2010	December 31, 2009
As at	Level 1	Level 1

Cash and cash equivalents	$126,053	$132,920
Restricted cash	$4,883	$4,766
Investments in public companies	$649	$245

	Level 2	Level 2

Warrant investments	$2,650	$247

The Company does not have Level 3 inputs.

Available-for Sale Investments

On May 6 2010, the Company acquired 1,000,000 units, consisting of one common share and a half common share purchase warrants of Adventure Gold Inc. (“Adventure Gold”) for $200, representing 0.03% of the outstanding common shares of Adventure Gold; the warrants were valued at $37, with the difference from cash paid of $200 being the value of the Company’s investment in Adventure ($167). The warrants are exercisable into common shares of Adventure Gold at a price of $0.27 for two years from the date of acquisition.

In connection with the above transaction, the Company, RT Minerals Corp. (“RT Minerals”), a company in which Lake Shore Gold has a 18.53 % interest as at September 30, 2010, and Adventure Gold entered into an option agreement, which provides the Company with certain rights, including right of first refusal of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

all future production financing, debt financing or equity financing by RT Mineral or Adventure Gold pertaining to the Meunier 144 property, which is contiguous to the west boundary of the Company’s Timmins Mine Project, and options to acquire a 10% interest in that property.

Warrant Investments

The warrant investments are considered derivatives and marked to market each period end with the change in the value recorded on the consolidated statement of loss and deficit.

Movements on warrant investments for the three and nine months ended September 30, 2010 are as follows:

Three months ended Sept 30, 2010	Northern Superior Resources Inc.	RT Minerals	Adventure Gold	Total
Balance, beginning of period	$1,085	$143	$37	$1,265
Additions*	—	—	—	—
Unrealised gain (loss)	1,370	(37)	52	1,385
Balance, end of period	$2,455	$106	$89	$2,650

Nine months ended Sept 30, 2010	Northern Superior Resources Inc.	RT Minerals	Adventure Gold	Total
Balance, beginning of year	$0	$247	$0	$247
Additions*	803	87	37	927
Unrealised gain (loss)	1,652	(228)	52	1,476
Balance, end of period	$2,455	$106	$89	$2,650

* Refer to note 6 for additions in Northern Superior Resources Inc. and RT Minerals

The value for Northern Superior Resources Inc. (“Northern Superior”) warrants was determined using the Monte-Carlo simulation pricing model (Level 2 inputs), using a volatility of 158% (at acquisition date, note 6 - 150%).

The value of warrant investments on RT Minerals and Adventure Gold was determined using the BlackScholes option pricing model (Level 2 inputs) with the following assumptions:

For RT Minerals warrants: no dividends are to be paid; volatility of 40%; risk free interest rate of 1.21% (at acquisition date - 1.41%); and expected life of 1.3 years (at acquisition date, note 6 — 2.0 years).

For Adventure Gold warrants: no dividends are to be paid; volatility of 158% (at acquisition date — 107%); risk free interest rate of 1.21% (at acquisition date - 1.19%); and expected life of 1.6 years (at acquisition date— 2.0 years).

Term sheet for corporate revolving facility

During the third quarter of 2010, the Company signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet. The Facility is subject to a legal and technical due diligence review and final credit approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

The Company paid a non refundable fee of $414 to UniCredit as part of the Facility agreement (included in Exploration advances and other receivables as at September 30, 2010 and to be amortized using the effective interest method upon finalization of the Facility agreement).

4.              RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties ($4,254) and other letters of credit issued under various agreements ($629). During the three and nine months ended September 30, 2010, the Company issued letters of credit for $Nil and $117, respectively (same periods 2009 - $Nil and $206, respectively). These funds are restricted and not available for current operations. Subsequent to quarter end, the Company issued an additional $535 in letters of credit for the Closure Plans and other agreements, bringing the restricted cash balance to $5,418.

5.              ACQUISITIONS OF WEST TIMMINS MINING INC.

On November 6, 2009, the Company acquired all of the issued and outstanding commons shares of West Timmins Mining Inc. (“West Timmins”) by issuing 103,951,125 common shares of the Company (each West Timmins common share outstanding on November 6, 2009 was exchanged for 0.73 of a Lake Shore Gold common share). The outstanding West Timmins stock options and warrants were exchanged into 4,370,179 options and 4,180,085 warrants of Lake Shore Gold, at the same exchange ratio of 0.73.

The Company shares issued were valued at $399,172 and the options and warrants at $13,128 and $11,591 respectively. The Company incurred related transaction costs of $4,499 and share issue costs of $170. At the time of acquisition, West Timmins held 25,000 shares of Lake Shore Gold, valued at $95.

The transaction was treated as an asset acquisition for accounting purposes and the allocation of the purchase price has been finalized as of September 30, 2010. The consideration paid by the Company has been allocated to assets and liabilities acquired as follows:

Total
Cash	$13,056
Available-for-sale investments	218
Property, plant and equipment	44
Resource properties and deferred exploration	554,606
Working capital	(482)
Treasury shares	95
Future tax liabilities	(139,147)
Purchase price	$428,390

Consideration:
Common shares	$399,172
Options and warrants	$24,719
Cash	4,499
Total purchase price consideration	$428,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

As a result of the finalization of the purchase price allocation, the resource properties and deferred exploration balances decreased by $8,990 from the original allocation with a corresponding decrease in the future tax liabilities. The decrease is due to the recognition of certain tax pools in Canada and Mexico.

6.              EQUITY INVESTMENTS

The Company accounts for the investments in RT Minerals and Northern Superior under the equity method of accounting, as it has representation on the Board of Directors of the respective companies. Movements on equity investments for the three and nine months ended September 30, 2010 are as follows:

Three months ended Sept 30, 2010	Northern Superior Resources Inc.	RT Minerals	Total
Balance, beginning of period	$3,391	$819	$4,210
Additions	125	—	125
Dilution gain (loss)	32	(16)	16
Company’s share on period net loss	(51)	(27)	(78)
Balance, end of period	$3,497	$776	$4,273

Nine months ended Sept 30, 2010	Northern Superior Resources Inc.	RT Minerals	Total
Balance, beginning of year	$0	$653	$653
Additions	3,538	213	3,751
Dilution gain (loss)	32	131	163
Company’s share on period net loss	(73)	(221)	(294)
Balance, end of period	$3,497	$776	$4,273

Investment in RT Minerals

On January 6, 2010, the Company acquired 1,500,000 units (“Units”), consisting of one common share and one common share purchase warrants of RT Minerals for $300 bringing the Company’s investment in RT Minerals to 26% of the outstanding common shares (the Company had previously acquired 6,000,000 Units on December 31, 2009 for $900). The Company’s share on the net book value of RT Minerals at January 6, 2010 was $617; the difference between the fair value of shares received of $866 (see below) and net book value of RT Minerals at January 6, 2010 has been allocated to the resource property balances of RT Minerals. As at September 30, 2010, the Company’s interest on RT Minerals has decreased to 18.53%, due to the Company not participating in a share issuance by RT Minerals and warrants of RT Minerals being exercised.

The cash paid of $1,200 was prorated between the shares and warrants of RT Minerals received by the Company, respectively $866 ($653 at December 31, 2009) and $334 ($247 at December 31, 2009).

Investment in Northern Superior Resources Inc.

On May 27, 2010, the Company signed an agreement with Northern Superior, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. In consideration the Company received 25,000,000 common shares of Northern Superior and 12,500,000 commons share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 to May 27, 2015; the Company is required to exercise the warrants within 30 days after the weighted average closing price of Northern Superior for twenty consecutive trading days reaches at least $0.35). The Company also received an assignable 2% Net Smelter Royalty (“NSR”) on all minerals produced from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000. Starting from January 1, 2010 all expenditures on the property are the responsibility of Northern Superior.

The shares and warrants of Northern Superior received by the Company were valued at $3,413 and $803 respectively. The Company recorded a loss of $471 on the transaction, offset by a future income tax recovery of $585 (the Company and Northern Superior signed a tax election form which allowed the Company to keep the tax accumulated Canadian exploration expenditures related to the property).

On September 9, 2010, the Company acquired an additional 625,000 common shares of Northern Superior for $125 bringing the Company’s investment in Northern Superior to 19.76% of the outstanding common shares (or 25,700,000 common shares). The Company’s share on the net book value of Northern Superior on September 9, 2010 is $3,774 (“NBV”); the difference between the investment of $3,497 and the NBV of Northern Superior at that date will reduce the Northern Superior resource property balances.

Subsequent to quarter end, the Company exercised the 12,500,000 warrants as provided on the agreement for $3,750 bringing the Company’s investment in Northern Superior to 25.87% of the outstanding common shares.

7.              PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment at September 30, 2010 are as follows:

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$110	$103
Computer equipment	1,321	709	612
Mining and milling equipment	52,896	6,978	45,918
	$54,430	$7,797	$46,633

As at December 31, 2009:

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$78	$135
Computer equipment	1,271	436	835
Mining and milling equipment	31,072	3,319	27,753
	$32,556	$3,833	$28,723

Mining equipment at September 30, 2010, includes costs of $23,121 and accumulated depreciation of $2,871 (December 31, 2009, $12,174 and $1,059 respectively) of capital equipment and vehicles under capital lease (note 9). The depreciation of equipment used in the exploration activities is capitalized in resource properties and deferred exploration ($1,512 and $3,818 capitalized for the three and nine months ended September 30, 2010, and $857 and $1,863 respectively for the same periods in 2009).

During the third quarter of 2010, the Company received cash proceeds of $269 from the sale of mining equipment which was written off in 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

8.              RESOURCE PROPERTIES AND DEFERRED EXPLORATION

For the nine months period ended September 30, 2010:

			Thunder Creek
			& acquired
			West Timmins
	Timmins Mine	Bell Creek	Canadian			Mexican
	Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$174,047	$89,695	$454,451	$2,091	$11,887	117,022	$849,193
Property acquisition, assessment and maintenance	6	206	4,193	42	36	942	5,425
Adjustment on the finalisation of purchase price allocation of West Timmins note 5	—	—	(4,235)	—	—	(4,755)	(8,990)
Bell Creek Mill	—	17,351	—	—	—	—	17,351
Analytical	27	510	186	41	4	437	1,205
Geology	96	132	108	23	—	409	768
Drilling	3,600	6,288	4,854	522	341	—	15,605
Project administration	39	221	177	25	—	13	475
Sale and write-off of resource properties	—	—	—	—	(5,285)	—	(5,285)
Advanced exploration	48,962	16,780	3,799	—	—	—	69,541
Pre-production revenue	(19,059)	—	—	—	—	—	(19,059)
Balance, end of period	$207,718	$131,183	$463,533	$2,744	$6,983	114,068	$926,228

(1)  Includes Blakelock $4,252; Bazooka $957; Miscellaneous $1,776.

For the year ended December 31, 2009:

			Thunder Creek
			& acquired West
			Timmins
	Timmins Mine	Bell Creek	Canadian			Mexican
	Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$123,062	$32,887	$3,375	$1,041	$11,743	—	$172,108
Property acquisition, assessment and maintenance	304	22,216	446,592	51	5	117,022	586,190
Bell Creek Mill	—	12,120	—	—	—	—	12,120
Analytical	808	323	251	52	24	—	1,458
Geology	110	296	127	2	156	—	691
Drilling	4,476	6,674	2,709	884	57	—	14,800
Project administration	48	512	350	61	112	—	1,083
Write off of resource properties	—	—	—	—	(210)	—	(210)
Advanced exploration	51,334	14,667	1,047	—	—	—	67,048
Pre-production revenue	(6,095)	—	—	—	—	—	(6,095)
Balance, end of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193

(1)  Includes Ti-paa-haa-kaaning $4,687; Blakelock $3,885; Abitibi $1,644; Bazooka $957; Miscellaneous $714.

The Company is carrying out an advanced exploration program on the Timmins Mine project and realized $19,059 of pre-production revenue from the gold sales in the nine months of 2010 (year ended December 31, 2009 - $6,095).

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non-owned 49% interest in the Allerston properties and a 100% interest in certain other properties. The warrants expire on September 17, 2011 and are exercisable for common shares of the Company as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins, in November 6, 2009.

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal and adjacent to the Company’s Montaña de Oro Property in Sonora and Sinaloa States, Mexico). West

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

Timmins, the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

During the first nine months of 2010, the Company issued 138,724 shares (valued at $434) and 25,000 treasury shares (valued at $72) for the acquisition of some small properties in Ontario.

During the three and nine months ended September 30, 2009, the Company wrote off $597 (same periods in 2009 - $40 and $210 respectively) of its resource properties and deferred exploration, representing the carrying value of certain non core properties.

9.              CAPITAL LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2010 and 2013 with interest rates between 2.8% and 8.0%. Estimated minimum annual lease payments at September 30, 2010 and December 31, 2009 are as follows:

As at	September 30, 2010	December 31, 2009
2010	$1,565	$3,628
2011	6,052	2,754
2012	5,810	2,512
2013	3,101	1,073
Total minimum lease payments	$16,528	$9,967
Less: Amount representing interest	(1,045)	(1,084)
Present value of capital lease obligations	$15,483	$8,883
Less: Current portion	(5,545)	(3,119)
Non-current portion	$9,938	$5,764

During the three and nine months ended September 30, 2010, $166 and $433 (same periods in 2009, $189 and $309) of interest incurred for capital leases was capitalized in the resource property and deferred exploration balances

10.       ASSET RETIREMENT OBLIGATIONS

A summary of the changes in the asset retirement obligations for the nine months ended September 30, 2010 and year ended December 31, 2009 is as follows:

	Nine months ended	Year ended December
	September 30, 2010	31, 2009
Balance, beginning of year	$1,925	$1,461
Liability incurred on the Timmins West property	—	72
Liability incurred on the Bell Creek mine	—	49
Acquired with the Bell Creek West properties	—	197
Accretion expense	129	146
Total asset retirement obligations	$2,054	$1,925
Less current portion (included in accounts payable and accrued liabilities):	(197)	(197)
Long term asset retirement obligations	$1,857	$1,728

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

In view of the uncertainties concerning the future cost estimate, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts. Any future changes to the liability as a result of changes in regulations, laws or assumptions used would be recognized prospectively.

11.       FUTURE INCOME TAXES

In the first quarter of 2010, the Company renounced $25,197 in expenditures related to flow through funds raised by the Company in 2009, which resulted in a $5,308 (year ended December 31, 2009 - $Nil) reduction in share capital with a corresponding increase to future income tax liability. Of the expenditures renounced, $24,113 was spent on Canadian exploration expenditures (“CEE”) as at September 30, 2010. The Company has until December 31, 2010 to incur the remaining $1,084 renounced and not incurred expenditures on eligible CEE.

The Company incurred a non cash foreign exchange loss of $616 in the three and nine months ended September 30, 2010 ($Nil in same periods in 2009) on translation of the future tax liabilities of its Mexican operations.

12.       SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) During the nine months ended September 30, 2010 and year ended December 31, 2009, changes in issued share capital were as follows:

	Nine months ended September 30, 2010		Year ended December 31, 2009
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of year	345,294,726	$827,795	175,354,885	$252,872
Public offering, net of share issue costs of $3,661*	24,725,000	84,557	37,232,056	57,995
Private placements, net of share issue costs of $332* (2009 - $ 671*)	1,273,036	7,282	20,553,929	92,329
Issued on acquisition of West Timmins, net of share issue costs of $128*	—	—	103,951,125	399,045
Exercise of options (including transfer of $2,781) (2009 - $7,792) from contributed surplus)	1,507,660	4,523	4,308,792	12,389
Exercise of warrants (including transfer of $6,528 (2009-$1,473) from contributed surplus)	2,252,069	8,641	2,282,916	6,632
Renunciation of flow-through shares note 11	—	(5,308)	—	—
Treasury shares notes 5 and 8	25,000	95	(25,000)	(95)
Issued as part of resource properties agreements and for services, net of share issue costs of $26* (2009 - $3*) note 8	1,359,575	3,971	1,636,023	6,628
Balance, end of period / year	376,437,066	$931,556	345,294,726	$827,795

*Share issue costs includes $1,331 (year ended December 31, 2009 - $1,266) adjustment for recovery of income tax.

Private placement

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. The Company has until December 31, 2010 and 2011, respectively, to spend the money raised by issuing flow through shares respectively in the first and second tranche on CEE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

Public offering

On September 10, 2010, the Company completed a bought-deal financing (the “Financing”) pursuant to an underwriting agreement dated August 24, 2010 between the Company and a syndicate of Banks led by BMO Capital Markets (collectively, the “Underwriters”). The company raised gross proceeds of $88,218 through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share. The Underwriters received a cash commission equal to 5% of gross proceeds; in addition the Company incurred $470 of financing costs. The Company has until December 31, 2010 and 2011 respectively to spend the money raised by issuing flow through shares on Canadian development and exploration expenditures.

During the first nine months of 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

c) Stock options

As at September 30, 2010, the Company had 11,913,724 stock options outstanding of which 5,881,555 were exercisable. A summary of the changes in the Company’s stock option plan for the nine months ended September 30, 2010 and year ended December 31, 2009 are as follows:

	September 30, 2010		December 31, 2009
	Number of options	Weighted- average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	12,993,720	$1.90	10,380,000	$1.37
Granted	1,077,000	$3.24	3,244,500	$3.73
Issued in connection with the acquisition of West Timmins	—		4,370,179	$0.96
Exercised	(1,507,660)	$1.16	(4,308,792)	$1.07
Forfeited	(649,336)	$1.45	(692,167)	$1.66
Outstanding, end of period / year	11,913,724	$2.14	12,993,720	$1.90
Exercisable, end of period / year	5,881,555	$1.50	7,219,214	$1.42

d) Stock-based compensation

Stock-based compensation recognized in the periods is allocated to corporate costs (options granted to corporate employees and directors), general exploration (options granted to individuals involved in exploration work of a general reconnaissance nature), and capitalized as part of resource properties and deferred exploration (options granted to individuals involved on the specific projects included in resource properties and deferred exploration). The Company capitalized $423 and $922 of stock-based compensation, respectively, during the three and nine months ended September 30, 2010 (same periods in 2009 - $207 and $467, respectively).

The allocation of the stock-based compensation expense in the consolidated statement of loss and deficit for the three and nine months ended September 30, 2010 and 2009 was as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Corporate costs	$665	$324	$1,982	$928
General exploration	14	15	77	11
Total stock-based compensation	$679	$339	$2,059	$939

The stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value for the nine months ended September 30, 2010 of $1.66 (same period in 2009 — $1.47) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 67% to 69% (same period in 2009 — 69%); risk free interest rate of 2.3% to 2.5% (same period in 2009 — 1.63% to 2.44%); and expected life of 3.5 years (same period in 2009 — 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual stock options and the Company is not required to make payments for such transactions.

e) Contributed surplus

	Nine months ended September 30, 2010	Year ended December 31, 2009
Balance, beginning of year	$25,940	$7,982
Stock-based compensation	2,981	2,504
Options and warrants issued on the
West Timmins acquisition note 5	—	24,719
Stock options exercised	(2,781)	(7,792)
Warrants granted note 8	428	—
Warrants exercised	(6,528)	(1,473)
Balance, end of period / year	$20,040	$25,940

f) Warrants

As at September 30, 2010, the following warrants were outstanding and exercisable:

	September 30, 2010
Date issued	Number of warrants	Exercise price	Expiry date
November 6, 2009	1,644,279	$1.30	December 4, 2010
March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	2,157,279

The warrants issued in 2010, as part of the Explorers agreement (note 8) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

g) Basic and diluted loss per share

The impact of the outstanding options and warrants has not been included in the calculation of loss per share as the impact would be anti-dilutive. As such, the weighted average number of shares outstanding is the same for both basic and diluted loss per share for all periods presented.

h) Accumulated other comprehensive income

Accumulated other comprehensive income at September 30, 2010 and December 31, 2009 is as follows:

	Nine months ended September 30, 2010	Year ended December 31, 2009
Balance, beginning of year	$26	$0
Other comprehensive income, net of tax	188	26
Balance, end of period/year	214	26

Other comprehensive income represents the movements in the market value of available-for-sale investments during the period / year.

13.       RELATED PARTY TRANSACTIONS

There were no related party transactions for the first nine months of 2010. The following are related party transactions for the three and nine months ended September 30, 2009:

During the three and nine months ended September 30, 2009, the Company charged $Nil and $84, respectively, to Northern Superior. The charges in 2009 were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009, from which date, Northern Superior ceased to be a related party of the Company, until the Company’s acquisition of a 19.05% interest on May 27, 2010 (note 6).

Related party transactions were measured at the exchange amount which is the consideration agreed to between the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

14.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
Non-cash investing and financing activities	2010	2009	2010	2009
Resource properties
Finalization of the purchase price allocation for West Timmins
Mining acquisition note 5	$(8,990)	$0	$(8,990)	$0
Increase (reduction) in working capital related to resource properties	6,972	8,954	2,757	(522)
Depreciation of property, plant and equipment capitalized	1,512	857	3,818	1,863
Stock options capitalized (gross of future income taxes)	563	283	1,236	640
Write-off / sale of resource properties and deferred exploration	(597)	(40)	(5,285)	(210)
Shares and warrants issued as part of resource property agreements (including treasury shares)	350	—	4,430	—
Interest capitalized (capital leases)	166	189	433	309
Share Capital
Transfer of amounts from contributed surplus	5,487	114	9,309	619
Future tax recovery on share issue costs	1,215	—	1,331	994
Shares issued for resource properties (including treasury shares), and consulting services	350	—	4,091	—
25.2 million flow through shares expenditures renounced recorded as adjustment to share issue costs	—	—	(5,308)	—
Interest received	25	49	132	462
Income taxes paid	—	—	—	—
Cash and cash equivalents at September 30 consist of:
Cash	$27,053	$25,449	$27,053	$25,449
Short term investments	99,000	40,500	99,000	40,500
	$126,053	$65,949	$126,053	$65,949

15.       SEGMENTED INFORMATION

Geographic information as at September 30, 2010 and December 31, 2009 is as follows:

As at	September 30, 2010	December 31, 2009
Resource properties and deferred exploration
Canada	$812,159	$732,171
Mexico	114,069	117,022
	$926,228	$849,193
Property, plant and equipment
Canada	$46,623	$28,701
Mexico	10	22
	$46,633	$28,723

15.       SUBSEQUENT EVENTS

On October 14, 2010, the Company and Hochschild Mining plc (“Hochschild”) announced that they have entered into an agreement with RBC Capital Markets, BMO Capital Markets and CIBC World Markets (the “Syndicate”) through which the Syndicate will purchase 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public. The transaction closed on November 3, 2010 at which time Hochschild continues to hold 21,540,992 common shares of Lake Shore Gold, representing approximately 5.7% of the issued and outstanding common

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009 (In thousands of dollars, except per share amounts, unaudited)

shares. Third party expenditure incurred by the Company in relation to the bought deal were reimbursed by Hochschild at closing of the transaction. Concurrent with the completion of the offering, the Strategic Alliance Agreement entered into between the Company and Hochschild in February 2008 and revised in April 2008 was terminated.

In October 6, 2010 the Company issued 8,787,000 options to its directors, officers and employees. The options are exercisable into common shares of the Company at a price of $3.65 per common share for a period of five years and vest in three equal amounts over a three year period from the grant date.